SENT VIA EXPRESS MAIL

Byron Pollitt

Chief Financial Officer

May 9, 2012

Stephen Krikorian

Tamara Tangen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Visa Inc.
Form I0-K for the Fiscal Year Ended September 30, 2011
File No. 001-33977

Mr. Krikorian and Ms. Tangen:

In connection with Visa Inc.’s (the “Company” or “Visa”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) on November 18, 2011 (the “Form 10-K”), we are writing in response to the Staff’s comments as transmitted to the Company by email dated May 1, 2012. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fundamo and PlaySpan Acquisition page 42

1.	Tell us why you describe the impact of the acquisitions as having a dilutive effect on EPS when both were acquired for cash. Please clarify your use of the term “dilution” and quantify the impact these acquisitions had on your earnings. Further, we note that your financial statement footnote Note – 5 Acquisitions does not contain disclosures outlined in ASC 805-10-50-2(h). Provide your analysis of why such disclosures were not provided.

Response: Both Fundamo and PlaySpan generated net losses in Fiscal 2011 subsequent to their acquisition, thereby reducing our total net income and diluting or reducing our reported earnings per share for the year. Our disclosures quantify the dilutive impact of each acquisition to our reported fully diluted class A common stock earnings per share for the year ($0.02 and $0.03 per share for Fundamo and PlaySpan, respectively). We provided this disclosure to provide a clearer understanding of the performance of our core business by enabling the reader to calculate the earnings per share we would have reported had these acquisitions not occurred.

We did not disclose the information required in ASC 805-10-50-2(h), including the supplemental pro-forma information, because the operations of the acquired businesses are not material to our financial statements. Had we acquired PlaySpan and Fundamo at the beginning of Fiscal 2010, each company’s net loss for the year would have reduced Visa’s consolidated net income by less than 1%.

Notes to the Consolidated Financial Statements

Note 20 – Income Taxes, page 120

2.	Please tell what consideration you gave to providing disclosures regarding deferred tax liabilities pursuant to FASB ASC 740-30-50-2(c).

Response: As disclosed on page 123 of our Form 10-K, we intend to reinvest all of our cumulative undistributed earnings in our international subsidiaries. We came to the conclusion that it was impractical to determine, and therefore disclose, the amount of income taxes that would have resulted had these earnings been repatriated after considering, among other factors,: (i) the significant judgment and assumptions that inherently need to be made in analyzing the various potential forms of distribution available; (ii) the disparate tax treatments applicable to distributions in the numerous foreign jurisdictions in which we operate; and (iii) the complex application of foreign withholding tax and tax credit rules in numerous foreign countries. The wide range of potential outcomes that could result due to these factors, among others, makes it impractical to calculate the amount of tax that hypothetically would have been recognized on these earnings had they been repatriated.

Note 21 – Legal Matters, page 124

Multidistrict Litigation Proceedings (MDL), page 127

3.	On page 128, you state that some loss related to the MDL proceedings is reasonably possible and that the current uncommitted balance in the covered litigation escrow account (“$2.7 billion”) is consistent with your estimate of the lower end of a negotiated settlement for the entire matter. Please explain to us why you have not disclosed the high end of what appears to be a range of the reasonably possible loss. In addition, describe the factors that changed your estimate of this amount and resulted in an increase of $1.57 billion in the first quarter of 2012.

Response: The $2.7 billion referenced by the Company was consistent with the Company’s estimate of its share of the lower end of a negotiated settlement for the entire matter. The Company is not able to determine the high end of a reasonably possible loss if a negotiated settlement can be reached. In light of the complexities of settling large class action lawsuits, and the high likelihood some plaintiffs will opt-out of any settlement and sue the Company separately for amounts and remedies heretofore unspecified, any potential high end of a reasonably possible loss in connection with a negotiated settlement would be highly speculative and potentially misleading.

In the absence of a negotiated settlement, the potential loss would depend on the Company winning or losing on the merits in the class litigation, as well as all opt-out and individual plaintiff cases. Because it is not possible to accurately assess the outcome of all such cases, and because each party that opts out of the class may have its own (heretofore unspecified) damage demands, it is not possible to calculate any range of reasonably potential loss for this matter in the absence of a final negotiated settlement of the entire matter.

The increase of $1.57 billion dollars in the quarter ended December 31, 2011, was based on the Company’s ongoing participation in the mediation process and reflects the Company’s updated estimate of its share of the lower end of a negotiated settlement for the entire matter, based on the overall dynamics of the mediation process at the time.

Exhibits

4.

On page 128, you describe the terms of an omnibus agreement with your co-defendants in the interchange litigation for the multidistrict litigation proceedings in MDL 1720. Please confirm that you will file this agreement with your next periodic report in its entirety, or provide us a detailed analysis why you believe this agreement is not a material agreement required to be filed under Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully believes that the Omnibus Agreement is not a material agreement required to be filed under Item 601(b)(10) of Regulation S-K. The Company’s Retrospective Responsibility Plan, including its Loss Sharing Agreement and the Interchange Judgment Sharing Agreement, provide for the funding of any settlements or judgments in connection with the interchange litigation. The Omnibus Agreement did not amend those agreements, both of which the Company has already filed as required under Item 601, and therefore does not have a material operative effect on the Company, even though the other provisions of the Omnibus Agreement may have material operative effects for the other parties with respect to the MasterCard Portion of any liability.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact Jim Hoffmeister at (650) 432-8165, Visa’s Global Corporate Controller.

Sincerely,

/s/ Byron H. Pollitt
Byron H. Pollitt
Chief Financial Officer

cc:	Joseph W. Saunders, Chairman of the Board and Chief Executive Officer
Robert Matschullat, Audit and Risk Committee Chairman
Thomas A. M’Guinness, Chief Corporate Counsel
James H. Hoffmeister, Global Corporate Controller